August 3, 2021

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Attn: Eric McPhee, Esq. and Kristina Marrone, Esq.

Re:	Green Stream Holdings Inc.
Amendment No. 6 to Form 10-12G
Filed June 14, 2021
File No. 000-53279

Dear Mr. McPhee and Ms. Marrone:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of Green Steam Holdings, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the amendment to Issuer’s Registration Statement on Form 10, filed on June 14, 2021 (the “Registration Statement”) provided in your letter dated June 29, 2021 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter and provide explanation, where necessary of Amendment No. 7 to Registration Statement on Form 10 filed on July 30, 2021. Our responses follow the text of each Comment, which we have reproduced below for your convenience.

Amendment No. 6 to Form 12-G filed June 14, 2021

Business Overview, page 4

1.	We note that in response to prior comment 2, you indicate that the leases that were identified in the Amergy letter agreement have been terminated. Please revise disclosure in this section and elsewhere to update the status of your agreement with Amergy. Current disclosure continues to state that Amergy will provide services with respect to the properties identified in that agreement.

The original Amergy letter agreement was intended to provide a basis for entering into future agreements for specific projects for which we would retain Amergy, and not to restrict the Company to a set schedule of projects. Accordingly we have amended the letter Agreement to reflect that Amergy will provide the work requested in a separate agreement as the Company may request from time to time.

U.S. Securities and Exchange Commission

August 3, 2021

Plan of Operation, page 7

2.	We note your response to prior comment 2. Please file the Sherwood Avenue lease (discussed in the filing) as an exhibit, and please describe the status of the Boston Point Road leases (filed as exhibits) in your filing. Ensure that your timetables for installation and milestones that appear on pages 8, 9 and 30, and any disclosures identifying your leases, such as at the end of page 5 (identifying only four leases) are all consistent, correct, and updated as necessary to reflect the current status. In this regard, we note that in your tables of anticipated milestones, you show completion dates for a number of properties where anticipated start dates are only listed as "pending." Please update the start dates or explain how you are able to show completion dates for projects with no anticipated start date.

The Company has terminated the Sherwood Avenue lease. Accordingly, we have removed all references to this lease from the registration statement and updated the registration statement. In addition, we have updated the tables and disclosures throughout the registration statement to ensure they are all consistent, correct and updated to reflect the current status of the Company’s current leases to date.

Item 5. Directors and Executive Officers, page 34

3.	As requested in prior comment 3, please revise Item 5 to clarify that Mr. DiPrima serves as your Chief Financial Officer.

We have revised the registration statement to indicate the Mr. Prima is the Company’s Chief Financial Officer.

Unaudited Interim Financial Statements as of and for the period ended January 31, 2021, page F-15

4.	We note from your Form 8-K filed on May 4, 2021 that you acquired Chuck's Vintage, Inc., on November 1, 2020. Please tell us how you accounted for this acquisition, the cost of the acquisition and manner of payment, and where this acquisition is reflected in your financial statements.

The Company acquired Chuck’s Vintage, Inc. (“Chucks”) pursuant to a Stock Purchase Agreement with the We Work Irrevocable Trust, a trust established by the Company’s late Founder and Chief Executive Officer, Madeline Cammarata. The purchase price was the assumption and payment of Chuck’s liabilities, including past due rent in the amount of $13,000, accounts payable on inventory in the amount of $5,020 and utilities in the amount of $3,010. Based upon our valuation it was determined that the value of the acquisition was less than $65,000 and therefore not a material transaction requiring disclosure.

We have attached a copy of the Stock Purchase Agreement to the registration statement as Exhibit 10.10.

U.S. Securities and Exchange Commission

August 3, 2021

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel, Peter Campitiello, Esq. at (732) 867-9741.

Sincerely,

/s/ James C. DiPrima

James C. DiPrima, Chief Executive Officer